Sino Gas International Holdings, Inc.

No 18. Zhong Guan Cun Dong St.

Haidan District, Beijing 100083, PRC

December 10, 2013

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sino Gas International Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 11, 2013
File No. 000-51364

Dear Ms. Thompson:

The purpose of this letter is to advise you that it will not be possible for Sino Gas International Holdings, Inc. (the “Company”) to respond within ten (10) business days to the comments contained in the letter we received from you dated November 12, 2013 (the “Letter”). As discussed with the Staff of the Securities and Exchange Commission, the Company was is in the process of preparing its Form 10-Q and for its annual meeting at the time the Letter was received and requires additional time to adequately respond to the Letter. It is our current intent to provide our response to you no later December 11, 2013, which is ten (10) business days after the original deadline. However, we will make every effort to provide our response to you sooner.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely, Yuchuan Liu Chief Executive Officer